UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2016
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On April 27, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended March 31, 2016. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	April 28, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 27, 2016

Table of Contents	Exhibit 99.1

QIAGEN reports results for first quarter of 2016

•	Adjusted net sales $298.4 million (+2% constant exchange rates, 0% actual); adjusted operating income $53.4 million; adjusted EPS $0.19 ($0.19 CER)

•	Growth drivers leading QIAGEN’s Sample to Insight portfolio with double-digit CER growth and providing 35% of sales

◦	QuantiFERON latent TB test delivers over 25% CER growth

◦	QIAsymphony consumables growth at double-digit CER rate, platform on track to achieve more than 1,750 cumulative placements by end-2016

◦	Successful GeneReader NGS System launch amid strong customer feedback for the first truly complete Sample to Insight workflow

•	Fourth $100 million share repurchase program announced

•	Full-year 2016 CER targets for adjusted net sales and earnings growth reaffirmed
Venlo, The Netherlands, April 27, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the first quarter of 2016, delivering on goals for adjusted net sales and adjusted earnings per share results while reaffirming full-year 2016 targets and announcing plans for a new $100 million share repurchase program.

“QIAGEN achieved goals for the first quarter of 2016 while moving ahead on initiatives to accelerate growth and drive further innovation in our Sample to Insight portfolio, which enables customers to gain valuable molecular insights from any biological sample. We are on track to deliver the benefits of these efforts, which include accelerating our performance during the course of 2016 and making targeted investments to enhance our mid- to long-term growth prospects,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.

“All regions contributed to QIAGEN’s performance in the first quarter of 2016, fueled by strong single-digit CER growth in Molecular Diagnostics when excluding the expected headwind in U.S. HPV test sales, and better trends among Pharma customers. Our growth drivers grew at a double-digit CER pace and reached 35% of total sales, with the blockbuster QuantiFERON latent TB test providing about 10% of sales and accelerating to above a 25% CER annual growth pace. QIAsymphony automation solutions delivered solid growth in system placements and double-digit CER growth in consumables. We are excited about the early successes of the GeneReader NGS System launch, which surpassed our goal for placements in the first quarter of 2016 amid very positive customer feedback about the benefits of this first truly complete Sample to Insight solution for next-generation sequencing. QIAGEN remains on track to achieve our 2016 goals for higher adjusted net sales and earnings, and for accelerating growth in the coming years.”

First quarter 2016 results

	Q1 2016	Q1 2015	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	298.4	298.7	0%	+2%
Operating income, adjusted	53.4	67.4	-21%
Net income, adjusted	44.0	51.5	-15%
Diluted EPS, adjusted	$0.19	$0.22
Diluted EPS CER, adjusted	$0.19	$0.22

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales grew 2% at constant exchange rates (CER) in the first quarter of 2016 compared to the same period in 2015, but were unchanged at actual rates due to two percentage points of adverse currency movements. All regions as well as the Pharma, Molecular Diagnostics and Academia customer classes were higher on growth in consumables and related revenues (+2% CER / 88% of sales) and instruments (+6% CER / 12% of sales). About one percentage point of total CER growth came from the late 2015 acquisition of MO BIO Laboratories Inc., a leader in sample technologies for metagenomics and microbiome analysis, while the rest of the portfolio added about one percentage point. Excluding the expected impact of lower U.S. HPV test sales, which created two percentage points of headwind, adjusted net sales rose 4% CER.
Operating income declined to $15.4 million in the first quarter of 2016 from $35.1 million in 2015. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, declined 21% to $53.4 million from $67.4 million in the first quarter of 2016. The adjusted operating income margin was 18% of net sales in the first quarter of 2016 compared to 23% in the same period of 2015. The adjusted gross margin declined to 70% of sales from 73% in the year-ago period, impacted by lower gross margins for companion diagnostic partnerships and costs to relocate manufacturing for some products to the operational headquarters site in Hilden, Germany. Sales & Marketing expenses were higher as a percentage of sales to support commercialization of the growth drivers and geographic expansion. Research & Development costs rose slightly as a percentage of sales, and General & Administrative expenses fell as a percentage of sales from the first quarter of 2015.
Net income attributable to owners of QIAGEN N.V. was $14.9 million in the first quarter of 2016, or $0.06 per diluted share (based on 236.9 million diluted shares), compared to $19.5 million, or $0.08 per share (based on 237.4 million diluted shares) in the 2015 quarter. Adjusted net income was down 15% to $44.0 million, or $0.19 per share ($0.19 CER) from $51.5 million, or $0.22 per share.
At March 31, 2016, cash and cash equivalents rose to $355.8 million from $290.0 million at December 31, 2015. Net cash provided by operating activities was $48.7 million in the first quarter of 2016, down from $62.8 million in the year-ago period. Net cash provided by investing activities was $17.7 million compared to $26.8 million. Net cash used in financing activities was $4.0 million compared to $182.3 million in the first quarter of 2015, which included $187.8 million for debt repayment. Free cash flow declined to $30.3 million from $39.7 million.

“We are determined to deliver on the targets set for 2016 while making investments to enhance our mid-term performance, improve profitability and increase cash flows,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “Our top priority remains to create value, and to do so through disciplined capital allocation. This involves targeted acquisitions such as MO BIO and Enzymatics that complement our Sample to Insight portfolio, as well as share repurchase programs, including our newly announced fourth $100 million program.”

Customer class review
An overview of adjusted net sales for the first quarter of 2016, with the MO BIO (December 2015) acquisition contributing to underlying performance in all customer classes for 2016:

Q1 2016
Customer classes	CER change	% of sales
Molecular Diagnostics	+2%	~48%
U.S. HPV sales	-40%	~3%
MDx excluding U.S. HPV sales	+6%	~45%
Applied Testing	-5%	~8%
Pharma	+7%	~21%
Academia	+2%	~23%
Growth rates at constant exchange rates (CER) and sales contributions at actual rates.
Molecular Diagnostics delivered 6% CER growth excluding the expected decline in U.S. HPV test sales, as instrument sales grew at a robust double-digit CER rate, and were complemented by solid single-digit CER gains in consumables and related revenues. Fueled by recent commercial initiatives in the U.S. and Europe, the QuantiFERON-TB test grew over 25% CER and represented about 10% of total QIAGEN sales. Placements of the QIAsymphony automation system under multi-year reagent rental agreements increased as well, with more than one-third of the placements as complete QIAsymphony RGQ systems. Sales of QIAsymphony consumables also rose at a double-digit CER pace, but other consumables sold to this customer group grew more modestly. Personalized Healthcare sales grew at a single-digit CER rate, and included higher revenues from companion diagnostic co-development projects. Global sales of HPV tests fell 26% (6% of total sales) in the first quarter of 2016, as U.S. sales were down 40% (3% of total sales) and sales elsewhere fell at a single-digit CER rate (3% of sales).
Applied Testing faced a tough comparison in the first quarter of 2016 on a combination of steady CER sales of consumables and an approximately 20% CER decline in instrument sales compared to a strong performance in 2015. The Asia-Pacific / Japan region provided growth contributions against declining sales in the Americas and the EMEA regions. QIAGEN expects improving growth trends to emerge in this customer class during 2016.
Pharma advanced at a robust single-digit CER pace for the first quarter of 2016, led by a solid expansion in instrument sales at a double-digit CER pace complemented by mid-single-digit CER growth in consumables and related revenues. All geographic regions contributed to growth over the first quarter of 2015, with the strongest incremental contributions from the EMEA region.

Academia generated growth in the Americas and Asia-Pacific regions compared to the first quarter of 2015, while the EMEA region declined at a single-digit CER rate. Sales of instruments as well as consumables and related revenues grew at modest single-digit CER rates in the first quarter of 2016. Funding trends are expected to improve during the course of 2016 in the U.S. and Europe given recent government decisions to increase spending for life sciences research.

Geographic review

	Q1 2016
Region	CER change	% of sales
Americas	+1%	46%
Europe / Middle East / Africa	+7%	34%
Asia-Pacific / Japan	+4%	20%
Growth rates at constant exchange rates (CER) and sales contributions at actual rates.

The EMEA region led the performance with single-digit CER gains in the United Kingdom, France and Germany along with double-digit CER growth in Turkey. The Americas rose 5% CER excluding U.S. HPV test sales, supported by single-digit CER growth in Latin America. Asia-Pacific / Japan benefited from double-digit CER growth in South Korea, China and Australia, while Japan fell at a significant double-digit CER rate. Sales in the top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) rose 19% CER and provided 13% of sales.
On course to accelerate growth and further innovation

QIAGEN continues to build momentum for its Sample to Insight portfolio, with the growth drivers providing double-digit CER growth and more than one-third of total sales. Among the recent developments:

•
Commercialization of the GeneReader NGS System, the world's first complete Sample to Insight solution designed for any laboratory to deliver actionable results from next-generation sequencing, showed strong momentum, as broad demand drove initial placements in the first quarter of 2016. GeneReader is gaining recognition as a highly efficient, user-friendly solution to address fragmented NGS workflows and bottlenecks that have hindered labs from gaining actionable insights from sequencing applications. The novel Price Per Insight (PPI) model provides a cost-effective and reliable way for labs to gain access to this technology. The GeneReader NGS System also has been recognized with a 2016 Red Dot design award.

•
QuantiFERON-TB Gold (QFT), the modern standard for detecting latent tuberculosis (TB) infection and the top-selling interferon-gamma release assay (IGRA) worldwide, was chosen in two recent national screening guideline processes. South Korea and Taiwan selected QFT for screening at-risk individuals as part of national TB control efforts. Also, the U.S. Preventive Services Task Force (USPSTF) released draft guidelines that would expand screening to patients in primary care settings. The positive draft “B” rating recommended use of the modern and more accurate IGRAs, and also the tuberculin skin test.

•	QIAGEN’s industry-leading portfolio of liquid biopsy solutions, which use fluids such as blood to detect and profile diseases, continue to gain visibility. Among many recent studies using QIAGEN kits, a report in JAMA Oncology showed the use of QIAamp cell-free DNA extraction kits to achieve promising data for detection of mutations in non-small cell lung cancer (NSCLC).

•
A new companion diagnostic collaboration was launched in April with Mirati Therapeutics, Inc. to co-develop and commercialize a test to guide the use of a novel compound currently in development for NSCLC patients with cancer-driving alterations of the MET gene. This is the initial project in a new master collaboration agreement with Mirati.

•
A wide-ranging collaboration with 10x Genomics was announced at the annual Advances in Genome Biology and Technology (AGBT) conference in February. The two companies will combine products to co-develop and co-market NGS and single-cell biology analysis workflows and informatics solutions. These new products will be essential in addressing challenges such as how to analyze long-read sequence data for insights into complex diseases.

•
More than 170 new QIAseq Targeted RNA Panels were launched during the first quarter of 2016 for gene expression profiling and efficient RNA sequencing with any NGS sequencer. These panels employ a novel proprietary technology to enable highly quantitative output not possible with other NGS approaches and to allow researchers to analyze interactions among genes, cellular phenotypes and disease processes. Data analysis and insights are integrated into the QIAseq panels with comprehensive QIAGEN bioinformatics solutions.

•
QIAGEN introduced the RNA-seq Explorer Solution, integrating bioinformatics with advanced sample technologies to generate clear insights from liquid biopsies such as exosomes for cancer research. RNA-seq Explorer integrates Ingenuity Pathway Analysis and Biomedical Genomics Workbench together into one solution for the analysis and interpretation of “omics” data to make sense of inherently noisy data from sequencing body fluids.

•
A conditional voluntary takeover offer was submitted in March to purchase all shares of Exiqon A/S of Denmark, a leader in the emerging market for non-coding RNA (ncRNA) such as microRNA (miRNA) and long non-coding RNA (lncRNA). Exiqon’s portfolio is highly synergistic with several areas of QIAGEN’s portfolio and adds a set of proprietary technologies and know-how, including Locked Nucleic Acid (LNA) technology that improves specificity and sensitivity in PCR, NGS target enrichment and functional assays. The acquisition of Exiqon, which had sales of about $20 million in 2015, is expected to be completed in mid-2016 for about $100 million.

New $100 million plan marks fourth QIAGEN share repurchase program
QIAGEN announced today the launch of its fourth $100 million share repurchase program. This comes after expiry of the third program, under which approximately 3.0 million shares were repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.33 per share for EUR 57 million (approximately $70 million). Details of the fourth repurchase program will be made public in line with Article 4, Section (2) of EC regulation 2273/2003 (so-called Safe Harbor). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).

2016 outlook
QIAGEN reaffirms its full-year 2016 expectations (announced in January 2016) for adjusted net sales to rise approximately 6% CER from the current portfolio. This includes about one percentage point of growth from the late 2015 acquisition of MO BIO, and approximately one percentage point of headwind from reduced U.S. HPV test sales. Adjusted diluted earnings per share (EPS) at CER are expected to rise approximately in line with sales for the full year to approximately $1.10-1.11 CER. Based on exchange rates as of April 1, 2016, currency movements against the U.S. dollar are expected to have an adverse impact on results at actual rates of approximately two percentage points on full-year 2016 adjusted net sales, and about $0.02 per share on adjusted diluted EPS. These full-year 2016 expectations do not take into account the publicly announced tender offer to acquire the Danish biotechnology company Exiqon A/S (announced in March 2016) or any further acquisitions that could be completed during the year.
For the second quarter of 2016, adjusted net sales are expected to rise approximately 4% CER, which includes approximately two percentage points of headwind from reduced U.S. HPV test sales, and for adjusted EPS of approximately $0.22 CER. Based on exchange rates as of April 1, 2016, QIAGEN expects currency movements to have an adverse impact on results for the second quarter at actual rates of approximately two percentage points on adjusted net sales and about $0.01 per share on adjusted diluted EPS.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales (includes all revenue contributions from bioinformatics acquisitions), adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations are included in the tables accompanying this report.
Conference call and webcast details
QIAGEN’s performance will be discussed during a conference call on Thursday, April 28, 2016, at 9:30 ET / 14:30 GMT / 15:30 CET. Presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A live webcast will be made available at this website, and a replay will also be made available after the event.

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of March 31, 2016, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts:

Public Relations:
Dr. Thomas Theuringer
Director Public Relations
+49 2103 29 11826
+1 240 686 7425
Email: pr@qiagen.com
www.twitter.com/qiagen
https://www.facebook.com/QIAGEN
pr.qiagen.com

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222
Email: ir@qiagen.com
ir.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	March 31,
(In $ thousands, except share data)	2016	2015
Net sales	298,379	298,429
Cost of sales	113,631	100,557
Gross profit	184,748	197,872
Operating expenses:
Research and development	39,759	38,328
Sales and marketing	93,973	88,611
General and administrative, integration and other	25,818	26,167
Acquisition-related intangible amortization	9,797	9,635
Total operating expenses	169,347	162,741
Income from operations	15,401	35,131
Other income (expense):
Interest income	1,516	699
Interest expense	(9,336)	(9,211)
Other income (expense), net	1,316	(7,571)
Total other expense, net	(6,504)	(16,083)
Income before income taxes	8,897	19,048
Income taxes	(5,939)	(316)
Net income	14,836	19,364
Net loss attributable to noncontrolling interest	(47)	(126)
Net income attributable to the owners of QIAGEN N.V.	14,883	19,490

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.06	$0.08
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.19	$0.22

Diluted shares used in computing diluted net income per common share (in thousands)	236,854	237,386

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended March 31, 2016
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	298.4	184.7	15.4	8.9	5.9	NM	14.9	$0.06
Adjustments:
Business integration and acquisition-related items	—	3.0	8.4	8.4	(2.8)		5.6	0.03
Purchased intangibles amortization	—	19.8	29.6	29.6	(9.9)		19.7	0.08
Non-cash interest expense charges	—	—	—	4.9	—		4.9	0.02
Other special income and expense items	—	—	—	0.1	(1.2)		(1.1)	—
Total adjustments	—	22.8	38.0	43.0	(13.9)		29.1	0.13
Adjusted results	298.4	207.5	53.4	51.9	(8.0)	15%	44.0	$0.19

* Using 236.9 M diluted shares

Three months ended March 31, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Tax rate	Net income	Diluted EPS*
Reported results	298.4	197.9	35.1	19.0	0.3	NM	19.5	$0.08
Adjustments:
Business integration and acquisition-related items	0.3	0.3	2.1	2.1	(0.7)		1.3	0.01
Purchased intangibles amortization	—	19.9	29.6	29.6	(9.9)		19.7	0.08
Non-cash interest expense charges	—	—	—	4.7	—		4.7	0.02
Other special income and expense items	—	—	0.6	8.1	(1.8)		6.3	0.03
Total adjustments	0.3	20.2	32.3	44.5	(12.4)		32.0	0.14
Adjusted results	298.7	218.1	67.4	63.5	(12.1)	19%	51.5	$0.22

* Using 237.4 M diluted shares

Tables may contain rounding differences
NM - Not meaningful

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2016	December 31, 2015
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	355,785	290,011
Short-term investments	91,474	130,817
Accounts receivable, net	257,090	273,853
Income taxes receivable	27,881	26,940
Inventories, net	148,593	136,586
Prepaid expenses and other current assets	82,184	70,121
Deferred income taxes	—	33,068
Total current assets	963,007	961,396
Long-term assets:
Property, plant and equipment, net	459,631	442,944
Goodwill	1,898,934	1,875,698
Intangible assets, net	614,113	636,421
Deferred income taxes	4,727	2,036
Other long-term assets	179,150	260,622
Total long-term assets	3,156,555	3,217,721
Total assets	4,119,562	4,179,117
Liabilities and Equity
Current liabilities:
Accounts payable	38,930	52,306
Accrued and other current liabilities	184,352	192,069
Income taxes payable	22,950	21,515
Deferred income taxes	—	2,463
Total current liabilities	246,232	268,353
Long-term liabilities:
Long-term debt	1,059,787	1,049,026
Deferred income taxes	45,718	75,726
Other long-term liabilities	143,227	224,058
Total long-term liabilities	1,248,732	1,348,810
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2016 and in 2015	2,812	2,812
Additional paid-in capital	1,747,143	1,741,167
Retained earnings	1,235,667	1,227,509
Accumulated other comprehensive loss	(215,995)	(259,156)
Less treasury shares at cost - 6,318 and 6,702 shares in 2016 and in 2015, respectively	(145,029)	(152,412)
Total equity attributable to the owners of QIAGEN N.V.	2,624,598	2,559,920
Noncontrolling interest	—	2,034
Total equity	2,624,598	2,561,954
Total liabilities and equity	4,119,562	4,179,117

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended
	March 31,
(in $ thousands)	2016	2015
Cash flows from operating activities:
Net income	14,836	19,364
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	50,804	46,126
Amortization of debt discount and issuance costs	5,057	4,931
Share-based compensation expense	5,918	9,745
Excess tax benefits from share-based compensation	(58)	(1,913)
Deferred income taxes	(5,539)	(4,520)
Loss on early redemption of debt	—	7,564
(Gain) loss on marketable securities	(330)	1,948
Changes in fair value of contingent consideration	(1,500)	—
Other items, net including fair value changes in derivatives	1,107	3,010
Net changes in operating assets and liabilities:
Accounts receivable	22,626	20,667
Inventories	(8,702)	(17,189)
Prepaid expenses and other	(2,916)	8,315
Other long-term assets	3,265	(3,025)
Accounts payable	(15,409)	1,130
Accrued and other current liabilities	(15,070)	(26,006)
Income taxes	1,413	(2,578)
Other long-term liabilities	(6,811)	(4,726)
Net cash provided by operating activities	48,691	62,843

Cash flows from investing activities:
Purchases of property, plant and equipment	(18,363)	(23,098)
Proceeds from sale of equipment	—	42
Purchases of intangible assets	(2,688)	(1,894)
Purchases of investments	(1,081)	(1,698)
Cash paid for acquisitions, net of cash acquired	—	(7,098)
Purchases of short-term investments	(205,137)	(44,997)
Proceeds from sales of short-term investments	246,353	121,597
Other investing activities	(1,400)	(16,018)
Net cash provided by investing activities	17,684	26,836

Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	—	(43)
Repayment of long-term debt	—	(187,819)
Principal payments on capital leases	(286)	(268)
Proceeds from subscription receivables	—	97
Excess tax benefits from share-based compensation	58	1,913
Proceeds from issuance of common shares	658	3,769
Other financing activities	(4,401)	—
Net cash used in financing activities	(3,971)	(182,351)
Effect of exchange rate changes on cash and cash equivalents	3,370	(12,184)
Net increase (decrease) in cash and cash equivalents	65,774	(104,856)
Cash and cash equivalents, beginning of period	290,011	392,667
Cash and cash equivalents, end of period	355,785	287,811

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	48,691	62,843
Purchases of property, plant and equipment	(18,363)	(23,098)
Free Cash Flow	30,328	39,745

1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in fixed assets. Management believes this is a common financial measure useful to further evaluate the results of operations.